CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of September 2004                   Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ---            ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
               ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

     Natuzzi Announces Second Quarter and First Half 2004 Financial Results

     SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Sept. 8, 2004--Natuzzi
S.p.A.:

     Quarter's highlights:

     -- Net profit margin increased to 6.3% from 5.9% reported in the second quarter 2003

     --   Second quarter 2004 net sales flat over last year comparable period

     --   Units sold decreased 0.4% over the prior year's quarter


                            Natuzzi S.p.A.
                  SECOND QUARTER AND FIRST HALF 2004
                   FINANCIAL RESULTS TELECONFERENCE
 Senior management will review second-quarter 2004 financial results.
     The review will be followed by a question and answer session.

                           Pasquale Natuzzi
           Chairman of the Board and Chief Executive Officer

                           Giuseppe Desantis
                      Vice Chairman of the Board

                           Nicola Dell'Edera
                           Finance Director

                                  and

                              Fred Starr
        President and Chief Executive Officer, Natuzzi Americas


                      Thursday, September 9, 2004
                      10:00 a.m. (New York time)
                        3:00 p.m. (London time)
                       4:00 p.m. (Italian time)

        Replay of this event will be available on our web-site
                            www.natuzzi.com
     starting from 12:00 a.m. Italian time on September 10, 2004.


     The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announced financial results for the second quarter and first half 2004.

     NET SALES

     Natuzzi's second quarter 2004 net sales were flat with respect to last year second quarter at EUR 202.6 million, or $ 244.1 million. In the same period total seats sold decreased 0.4 percent. In the six-month period the Company increased net sales by 2.1 percent to EUR 394.4 million, or $ 483.9 million, and total seats sold by 4.4 percent.
     In the second quarter 2004 net upholstery sales increased 1.1 percent to EUR 181.1 million, or $ 218.2 million, versus second quarter 2003. Other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) decreased 8.5 percent to EUR 21.5 million, or $ 25.9 million.
     Second quarter 2004 net upholstery sales in the Americas were EUR 76.6 million, or $ 92.3 million, 3.6 percent less than the previous year's quarter. In Europe, net upholstery sales increased 0.8 percent to EUR 91.3 million, or $
110.0 million, while in the rest of the world upholstery sales increased 46.7 percent to EUR 13.2 million, or $ 15.9 million.
     In the second quarter of 2004, total net sales to our retail chains Divani & Divani by Natuzzi, Natuzzi stores and Kingdom of Leather increased 11.4 percent to EUR 31.4 million, or $ 37.8 million. During the quarter 9 new stores were opened in Italy, Portugal, Slovenia, Spain, Israel, Denmark, and New Zealand, whereas 1 store was closed in U.K., bringing the total number of stores, including the Kingdom of Leather's stores, to 140 in Italy and 122 outside Italy as of June 30, 2004.
     Leather-upholstered furniture sales increased 2.5 percent over the last year's quarter to EUR 150.7 million, or $ 181.6 million. In the same period, fabric-upholstered furniture sales were EUR 30.4 million, or $ 36.6 million, down 5.2 percent compared to the second quarter of 2003.
     Second quarter 2004 net sales of Natuzzi-branded furniture decreased 2.1 percent to EUR 139.3 million, or $ 167.8 million, compared to second quarter 2003, while net sales of Italsofa branded furniture increased 13.6 percent to EUR 41.8 million, or $ 50.4 million.
     Pasquale Natuzzi, Chairman and Chief Executive Officer, said "Unstable economic and currency conditions, together with the persistent pricing pressure affecting in particular the US market, generated a decrease in furniture demand, which at Company level turned into lower orders and flat sales during the entire second quarter".

     GROSS PROFIT & OPERATING INCOME

     Natuzzi's second quarter 2004 gross profit increased 13.1 percent to EUR
78.7 million, or $ 94.8 million, compared to last year's quarter. Gross profit margin increased to 38.9 percent from 34.4.
     Second quarter 2004 operating income and margin more than doubled quarter over quarter to EUR 16.8 million, or $ 20.2 million, and 8.3 percent, respectively.

     FOREX & TAXES

     In the second quarter 2004, Natuzzi had a net foreign exchange gain of EUR
1.4 million, or $ 1.6 million, versus EUR 4.1 million or $ 4.7 million reported in last year's comparable period.
     Income taxes for second quarter 2004 were EUR 5.7 million, or $ 6.9 million, representing an effective tax rate of 31.0 percent. In the second quarter 2003, the effective tax rate was 17.9 percent.

     NET INCOME & EARNINGS PER SHARE

     In the second quarter 2004, net income increased 6.7 percent versus last year's quarter to EUR 12.7 million, or $ 15.3 million, while earnings per share
(ADR) were EUR 0.23, or $ 0.28. In the first six months of 2004, net income decreased 17.2 percent to EUR 22.1 million, or $ 27.1 million from EUR 26.7 million, or $ 29.5 million, reported in the prior year's comparable period.
     Pasquale Natuzzi commented "In the second quarter 2004, notwithstanding flat net sales, the Company increased the net profit margin thanks to the improvements achieved in our operations. Lower costs and higher operating efficiencies are primary goals in our mission to make high quality and well designed living room furniture at a competitive price."

     CASH FLOW

     In the first six months of 2004 net cash flow from operations increased
103.6 percent to EUR 45.6 million, or $ 55.9 million, from EUR 22.4 million, or $ 24.8 million, reported in the same period of 2003. On a per ADR basis, net operating cash flow was EUR 0.83, or $ 1.02, compared to EUR 0.41 or $ 0.45 in the first half of 2003.

     OUTLOOK

     Concluded Mr. Natuzzi: "The year-to-date order flow is still marginally negative when compared to the same period of 2003 due to the challenging competitive and economic scenario. However, we rely on the historically well performing fourth quarter to reverse this negative trend and achieve our goal of an annual increase in units sold of about 5 percent.
     Assuming that the competitive, economic and currency scenario do not deteriorate any further, we confirm our forecast of a net profit margin in the region of 5 percent."

     CONVERSION RATES

     The second quarter 2004 and 2003 dollar figures presented in this announcement were converted at an average noon buying rate of $ 1.2047 per EUR and $ 1.1359 per EUR, respectively. The six months figures for 2004 and 2003 were converted at an average noon buying rate of $ 1.2269 per EUR and $ 1.1051 per EUR, respectively.

     ABOUT NATUZZI S.P.A.

     Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
     Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 135 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
     Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 138 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 125 licensed Divani & Divani by Natuzzi and Natuzzi stores, including the 12 Kingdom of Leather stores.
     Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

     Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.


                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for the second quarter ended June 30, 2004 and 2003 on the basis of
                             Italian GAAP
         (Expressed in millions of EUR except per share data)


                           2nd Quarter     % 2nd Quarter      %      %
                           ----------- ----- -----------  ----- ------
                                 2004  Sales       2003   Sales Change
                           ----------- ----- -----------  ----- ------

    Upholstery net sales        181.1             179.1           1.1%
             Other sales         21.5              23.5          -8.5%
                                -----             -----
Net Sales                       202.6   100%      202.6    100%   0.0%

               Purchases        (84.1)           (105.1)        -20.0%
                   Labor        (26.3)            (27.1)         -3.0%
            Third-party
           Manufacturers         (6.9)             (9.9)        -30.3%
     Manufacturing Costs         (7.1)             (7.0)          1.4%
        Inventories, net          0.5              16.1         -96.9%
                                -----             -----
Cost of Sales                  (123.9)           (133.0)         -6.8%
                                -----             -----
Gross Profit                     78.7  38.9%       69.6   34.4%  13.1%

        Selling Expenses        (51.7)            (51.6)          0.2%
            General and
 Administrative Expenses        (10.2)             (9.8)          4.1%
                                -----             -----
Operating Income                 16.8   8.3%        8.2    4.0% 104.9%

    Interest Income, net         (0.1)              0.2
   Foreign Exchange, net          1.4               4.1
       Other Income, net          0.3               2.0
                                -----             -----
Earnings before taxes and
 minority interest               18.4              14.5          26.9%

            Income taxes         (5.7)             (2.6)        119.2%
                                -----             -----
Earnings before minority
 interest                        12.7              11.9           6.7%

       Minority Interest          0.0               0.0

Net Earnings                     12.7   6.3%       11.9    5.9%   6.7%
                           ============      ============

      Earnings per Share         0.23              0.22
                           ============      ============

Average Number of Shares
 Outstanding*              54,681,628        54,681,628

(*) Net of shares repurchased                    1 EUR = 1,936.27 ITL


                KEY FIGURES IN U.S. DOLLARS (millions)

                                                       2nd      2nd
                                                      Quarter  Quarter
                                                       2004     2003
                                                     -------- --------
Net Sales                                              244.1    230.1
Gross Profit                                            94.8     79.1
Operating Income                                        20.2      9.3
Net Earnings                                            15.3     13.5

Earnings per Share in U.S. dollars                      0.28     0.25
Average exchange rate (U.S. dollar per Euro)          1.2047   1.1359


                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings
      for six months ended June 30, 2004 and 2003 on the basis of
                             Italian GAAP
         (Expressed in millions of EUR except per share data)

                              1st Half       %  1st Half      %     %
                             ----------- ----- ----------- ---- ------
                                   2004  Sales      2003  Sales Change
                             ----------- ----- ----------- ---- ------

        Upholstery net sales      350.6             343.7         2.0%
                 Other sales       43.8              42.4         3.3%
                                  -----             -----
Net Sales                         394.4   100%      386.1   100%  2.1%

                   Purchases     (170.1)           (189.4)      -10.2%
                       Labor      (53.9)            (54.1)       -0.4%
   Third-party Manufacturers      (15.4)            (17.6)      -12.5%
         Manufacturing Costs      (14.7)            (14.4)        2.1%
            Inventories, net        6.4              17.4       -63.2%
                                  -----             -----
Cost of Sales                    (247.7)           (258.1)       -4.0%
                                  -----             -----
Gross Profit                      146.7  37.2%      128.0  33.1% 14.6%

            Selling Expenses      (96.3)            (88.3)        9.1%
 General and Administrative
                    Expenses      (19.8)            (18.4)        7.6%
                                  -----             -----
Operating Income                   30.6   7.8%       21.3   5.5% 43.7%

        Interest Income, net       (0.1)              0.6
       Foreign Exchange, net        0.9              10.1
           Other Income, net        0.4               1.2
                                  -----             -----
Earnings before taxes and
 minority interest                 31.8              33.2        -4.2%

                Income taxes       (9.7)             (6.5)       49.2%
                                  -----             -----
Earnings before minority
 interest                          22.1              26.7       -17.2%

           Minority Interest        0.0               0.0
                                  -----             -----
Net Earnings                       22.1   5.6%       26.7   6.9%-17.2%
                             ============      ============

          Earnings per Share       0.40              0.49
                             ============      ============

Average Number of Shares
 Outstanding*                54,681,628        54,681,628

(*) Net of shares repurchased                    1 EUR = 1,936.27 ITL



                KEY FIGURES IN U.S. DOLLARS (millions)

                                                          1st    1st
                                                          Half   Half
                                                          2004   2003
                                                         ------ ------
Net Sales                                                483.9  426.7
Gross Profit                                             180.0  141.5
Operating Profit                                          37.5   23.5
Net Earnings                                              27.1   29.5

Earnings per Share in U.S. dollars                        0.49   0.54
Average exchange rate (U.S. dollar per Euro)           1.2269  1.1051

----------------------------------------------------------------------

                         GEOGRAPHIC BREAKDOWN


                      Sales                    Seat Units
                      (Expressed in
                      millions of EUR)
                       2nd      2nd             2nd      2nd
                      Quarter  Quarter      %  Quarter  Quarter      %
                     -------- -------- ------ -------- -------- ------
                        2004     2003  Change    2004     2003  Change
                     -------- -------- ------ -------- -------- ------
Americas                76.6     79.5   -3.6% 415,666  442,418   -6.0%
          % of total    42.3%    44.4%           51.8%    54.9%
Europe                  91.3     90.6    0.8% 334,894  320,225    4.6%
          % of total    50.4%    50.6%           41.7%    39.7%
Rest of world           13.2      9.0   46.7%  51,905   43,326   19.8%
          % of total     7.3%     5.0%            6.5%     5.4%
TOTAL                  181.1    179.1    1.1% 802,465  805,969   -0.4%
----------------------------------------------------------------------

                         BREAKDOWN BY COVERING

                      Sales                    Seat Units

                      (Expressed in
                      millions of EUR)
                       2nd      2nd             2nd      2nd
                      Quarter  Quarter      %  Quarter  Quarter      %
                     -------- -------- ------ -------- -------- ------
                        2004     2003  Change    2004     2003  Change
                     -------- -------- ------ -------- -------- ------
Leather                150.7    147.1    2.5% 621,240  615,859    0.9%
          % of total    83.2%    82.1%           77.4%    76.4%
Fabric                  30.4     32.0   -5.2% 181,225  190,110   -4.7%
          % of total    16.8%    17.9%           22.6%    23.6%
TOTAL                  181.1    179.1    1.1% 802,465  805,969   -0.4%
----------------------------------------------------------------------

                          BREAKDOWN BY BRAND

                      Sales                    Seat Units

                      (Expressed in
                      millions of EUR)
                       2nd      2nd             2nd      2nd
                      Quarter  Quarter      %  Quarter  Quarter      %
                     -------- -------- ------ -------- -------- ------
                        2004     2003  Change    2004     2003  Change
                     -------- -------- ------ -------- -------- ------
Natuzzi                139.3    142.3   -2.1% 525,263  550,049   -4.5%
          % of total    76.9%    79.5%           65.5%    68.2%
Italsofa                41.8     36.8   13.6% 277,202  255,920    8.3%
          % of total    23.1%    20.5%           34.5%    31.8%
TOTAL                  181.1    179.1    1.1% 802,465  805,969   -0.4%
----------------------------------------------------------------------

                         GEOGRAPHIC BREAKDOWN

                     Sales                Seat Units
                     (Expressed in
                      millions of
                          EUR)
                      1st    1st           1st Half   1st Half
                      Half   Half       %                            %
                     ------ ------ ------ ---------- ---------- ------
                      2004   2003  Change      2004       2003  Change
                     ------ ------ ------ ---------- ---------- ------
Americas             156.1  158.8   -1.7%   865,949    843,771    2.6%
          % of total  44.5%  46.2%             53.7%      54.6%
Europe               171.6  167.3    2.6%   651,382    620,060    5.1%
          % of total  49.0%  48.7%             40.4%      40.1%
Rest of world         22.9   17.6   30.1%    95,257     81,542   16.8%
          % of total   6.5%   5.1%              5.9%       5.3%
TOTAL                350.6  343.7    2.0% 1,612,588  1,545,373    4.4%
----------------------------------------------------------------------

                         BREAKDOWN BY COVERING

                    (Expressed in millions of EUR)

                      1st    1st           1st Half   1st Half
                      Half   Half       %                            %
                     ------ ------ ------ ---------- ---------- ------
                      2004   2003  Change      2004       2003  Change
                     ------ ------ ------ ---------- ---------- ------
Leather              288.7  280.1    3.1% 1,234,315  1,162,623    6.2%
          % of total  82.3%  81.5%             76.5%      75.2%
Fabric                61.9   63.6   -2.7%   378,273    382,750   -1.2%
          % of total  17.7%  18.5%             23.5%      24.8%
TOTAL                350.6  343.7    2.0% 1,612,588  1,545,373    4.4%
----------------------------------------------------------------------

                          BREAKDOWN BY BRAND

                    (Expressed in millions of EUR)

                      1st    1st           1st Half   1st Half
                      Half   Half       %                            %
                     ------ ------ ------ ---------- ---------- ------
                      2004   2003  Change      2004       2003  Change
                     ------ ------ ------ ---------- ---------- ------
Natuzzi              270.9  277.0   -2.2% 1,073,668  1,094,902   -1.9%
          % of total  77.3%  80.6%             66.6%      70.9%
Italsofa              79.7   66.7   19.5%   538,920    450,471   19.6%
          % of total  22.7%  19.4%             33.4%      29.1%
TOTAL                350.6  343.7    2.0% 1,612,588  1,545,373    4.4%
----------------------------------------------------------------------


                    NATUZZI S.p.A. AND SUBSIDIARIES
                 Unaudited Consolidated Balance Sheet
               as of June 30, 2004 and December 31, 2003
                    (Expressed in millions of EUR)

                                                       June   December
                                                         30,     31,
                                                       ------ --------
                                                        2004     2003
                                                       ------ --------
Current Assets:
Cash and cash equivalents                               97.9     63.6
Marketable debt securities                               0.2        0
Trade receivables, net                                 148.9    154.5
Other receivables                                       47.3     58.1
Inventories                                            103.9     97.5
Unrealized foreign exchange gain                         1.7      6.3
Prepaid expenses and accrued income                      3.2      2.1
Deferred income taxes                                    4.2      1.0
Total current assets                                   407.3    383.1
                                                       -----    -----
Non-Current Assets:
Net property, plant and equipment                      253.4    254.2
Treasury shares                                          0.0     37.8
Other assets                                            15.5     17.1
Deferred income taxes                                    0.2      0.2
                                                       -----    -----
Total Assets                                           676.4    692.4
                                                       ====== ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings                                    6.2      4.8
Current portion of long-term debt                        0.7      1.3
Accounts payable-trade                                  77.5     80.9
Accounts payable-shareholders for dividends              8.2      0.6
Accounts payable-other                                  16.7     17.2
Allowance for unrealized foreign exchange losses         0.0      0.0
Income taxes                                             4.4      4.3
Salaries, wages and related liabilities                 18.5     16.1
Total current liabilities                              132.2    125.2
                                                       -----    -----
Long-Term Liabilities:
Employees' termination indemnity                        28.5     27.6
Long-term debt                                           4.5      4.2
Deferred income taxes                                    0.4      0.4
Deferred income for capital grants                      12.9     13.4
Other liabilities                                        5.3      5.7
Minority Interest                                        0.9      0.9
Shareholders' Equity:
Share capital                                           54.7     57.5
Reserves                                                42.4     80.2
Additional paid-in capital                               8.3      8.3
Retained earnings                                      386.3    369.0
Total shareholders' equity                             491.7    515.0
                                                       -----    -----
Total Liabilities and Shareholders' Equity             676.4    692.4
                                                       ====== ========


                    NATUZZI S.p.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
                     as of June 30, 2004 and 2003
                    (Expressed in millions of EUR)

                                                        June 30  June
                                                           2004   30
                                                                 2003
                                                         ------- -----
Cash flows from operating activities:
Net earnings                                              22.1   26.7
Adjustments to reconcile net income to net cash provided
 by operating activities:
   Depreciation                                           14.7   10.7
   Employees' termination indemnity                        0.9    0.9
   Deferred income taxes                                  (3.3)   0.7
   Minority interest                                       0.1    0.0
   (Gain) loss on disposal of assets                      (0.1)   0.3
   Change in provision for unrealized foreign exchange
    (losses) / gain                                        4.6  (12.5)
Change in assets and liabilities:
   Receivables, net                                        5.6   10.0
   Inventories                                            (6.4) (11.6)
   Prepaid expenses and accrued income                    (1.0)  (2.7)
   Other assets                                           10.9   13.1
   Accounts payable                                       (3.4)  (3.3)
   Income taxes                                            0.1   (5.6)
   Salaries, wages and related liabilities                 2.4    4.3
   Other liabilities                                      (1.6)  (8.8)
                                                          -----  -----
Total adjustments                                         23.5   (4.3)
                                                          -----  -----
Net cash provided by operating activities                 45.6   22.4
                                                          -----  -----
Cash flows from investing activities:
Property, plant and equipment:
   Additions                                             (19.3) (22.0)
   Disposals                                               6.9    0.4
Government grants received                                   -    0.2
Marketable debt securities:
   Purchases                                              (0.2)     -
   Proceeds from maturities                                  -      -
   Proceeds from sales                                       -      -
Purchase of business, net of cash acquired                   -      -
Purchase of minority interest                              0.0   (4.3)
                                                          -----  -----
Net cash used in investing activities                    (12.6) (25.7)
Cash flows from financing activities:
Long term debt:
   Proceeds                                                0.4      -
   Repayments                                             (0.7)   0.4
Short-term borrowings                                      1.4    0.3
Exercise of stock options                                    -      -
Treasury shares                                              -      -
Dividends paid                                             0.0      -
Dividends paid to minority shareholders                      -      -
                                                          -----  -----
Net cash used in financing activities                      1.1    0.7
                                                          -----  -----
Effect of translation adjustments on cash                  0.2   (1.8)
                                                          -----  -----
Increase (decrease) in cash and cash equivalents          34.3   (4.4)
Cash and cash equivalents, beginning of the year          63.6   96.7
Cash and cash equivalents, end of the period              97.9   92.3


     CONTACT: Natuzzi S.p.A.
              Investor Relations Dept.
              Tel.: +39-080-8820-812
              Fax:  +39-080-8820-241
              E-mail: investor_relations@natuzzi.com
              or
              Corporate Press Office
              Tel.: +39-080-8820-124
              Fax:  +39-080-8820-508
              E-mail: relazioni.esterne@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NATUZZI S.p.A.
                                            (Registrant)


Date:  September 8, 2004                    By: /s/ GIUSEPPE DESANTIS
                                               ----------------------
                                            Giuseppe Desantis